UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 17, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares, Series 327 Class A Ordinary Shares, Series 330 Class A Ordinary Shares, Series 332 Class A Ordinary Shares, Series 334 Class A Ordinary Shares, Series 337 Class A Ordinary Shares, Series 349 Class A Ordinary Shares, Series 352 Class A Ordinary Shares, Series 355 Class A Ordinary Shares, Series 358 Class A Ordinary Shares, Series 369 Class A Ordinary Shares, Series 371 Class A Ordinary Shares, Series 373 Class A Ordinary Shares, Series 375 Class A Ordinary Shares, Series 384 Class A Ordinary Shares, Series 388 Class A Ordinary Shares, Series 390 Class A Ordinary Shares, Series 398 Class A Ordinary Shares, Series 400 Class A Ordinary Shares, Series 413 Class A Ordinary Shares, Series 414 Class A Ordinary Shares, Series 431 Class A Ordinary Shares, Series 432 Class A Ordinary Shares, Series 436 Class A Ordinary Shares, Series 447 Class A Ordinary Shares, Series 462 Class A Ordinary Shares, Series 464 Class A Ordinary Shares, Series 466 Class A Ordinary Shares, Series 468 Class A Ordinary Shares, Series 471 Class A Ordinary Shares, Series 474 Class A Ordinary Shares, Series 482 Class A Ordinary Shares, Series 484 Class A Ordinary Shares, Series 487 Class A Ordinary Shares, Series 490 Class A Ordinary Shares, Series 492 Class A Ordinary Shares, Series 493 Class A Ordinary Shares, Series 494 Class A Ordinary Shares, Series 511 Class A Ordinary Shares, Series 518 Class A Ordinary Shares, Series 519 Class A Ordinary Shares, Series 526 Class A Ordinary Shares, Series 529 Class A Ordinary Shares, Series 531 Class A Ordinary Shares, Series 532 Class A Ordinary Shares, Series 535 Class A Ordinary Shares, Series 538 Class A Ordinary Shares, Series 539 Class A Ordinary Shares, Series 540 Class A Ordinary Shares, Series 542 Class A Ordinary Shares, Series 543 Class A Ordinary Shares, Series 544 Class A Ordinary Shares, Series 545 Class A Ordinary Shares, Series 546 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events.

Estimated NAV Per Share as of June 30, 2026

Masterworks Vault 3, LLC (“we”, “our” or the “Company”) is filing this Current Report on Form 1-U to report certain of its series’ estimated net asset value per Class A share (“Estimated NAV Per Share”), as determined in accordance with the Company’s valuation procedures. The Estimated NAV Per Share for each relevant series (each, a “Series”) as of June 30, 2026 was as listed below:

Series	Estimated NAV Per Share

Series 325	$17.55
Series 327	$15.29
Series 330	$17.14
Series 332	$15.52
Series 334	$20.31
Series 337	$15.90
Series 349	$17.87
Series 352	$19.93
Series 355	$21.22
Series 358	$19.60
Series 369	$21.74
Series 371	$21.22
Series 384	$21.41
Series 388	$13.51
Series 390	$17.86
Series 398	$16.78
Series 400	$18.83
Series 413	$17.27
Series 414	$16.49
Series 431	$20.89
Series 432	$20.67
Series 436	$19.40
Series 447	$22.06
Series 462	$19.67
Series 464	$17.63
Series 466	$17.75
Series 471	$19.66
Series 474	$21.70
Series 482	$19.85
Series 487	$21.03

Estimated NAV Per Share for each Series reflects our estimate of the net asset value of a Class A share, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference. The Estimated NAV Per Share for each Series at any given date is equal to (x) the most recent appraised fair market value of such Series’ artwork as of such date, less (y) the pro forma value attributable to such Series’ Class B shares representing profits interests implied based on such fair market value (if any), divided by (z) the fully diluted number of outstanding Class A shares of such Series, inclusive of shares issued to Masterworks Administrative Services, LLC (the “Administrator”) pursuant to the Management Services Agreement (“Management Fee Shares”) as of the date of the estimated net asset value, as adjusted for any liquidation preference on Management Fee Shares.

Artwork appraisals are performed by Masterworks in conformity with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation using a sales comparison approach, provided there are conflicts of interest as noted below. Appraisals are intended to estimate the “fair market value” of the artwork which is the price that the artwork would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, as defined in IRS Publication 561.

Conflicts of Interest

Appraisals are performed by employees of the Administrator. The Administrator receives equity-based compensation for the administration of the artwork and its affiliates have economic interests in the Masterworks business, as well as profits interests in our Company. Although the amount of equity-based compensation earned by the Administrator is not directly or indirectly tied to appraised values, if the Administrator were to sell shares it earns in respect of management services or other Class A shares it owns, any such secondary sale price may be influenced by appraisals. The compensation of employees of the Administrator is not directly contingent upon the performance of any appraisal, including reporting of a predetermined value or direction in value that favors the cause of Masterworks, the appraised fair market value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of any appraisal. Although the Administrator has inherent conflicts of interest, the Administrator has taken steps it deems reasonable in seeking to ensure that employees and others involved in performing appraisals can act independently of Masterworks and free from bias; no assurance can be given that a truly independent appraisal would not produce a different outcome. Masterworks also engages an unaffiliated qualified third-party appraisal firm to conduct an appraisal review, in accordance with USPAP, of Masterworks’ internal appraisals.

Other Important Disclosures

The Estimated NAV Per Share reflects our estimate of the net asset value of a Class A share of a Series, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference, but does not include any reduction for any expenses or costs for which we would be responsible in connection with a sale transaction. Estimated NAV Per Share should not be construed as a proxy for the fair market value of a Class A share or any advice or guidance with respect to the value that you might receive for a Class A share on the Masterworks secondary market. Fair market value of a Class A share will be influenced by several other factors, including, without limitation, the perceived likelihood of a sale of the artwork taking place, the perceived timing of any such sale, the perceived future appreciation rate of the artwork and general market and economic conditions. The fair market value of the artwork determined by the Administrator’s appraisal is only valid as of the effective date and does not reflect any sales of objects conducted after the effective date. The effective date differs from the issuance date. Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the target object, the comparable sale may be included in the comparable data set used to perform the appraisal at the discretion of the appraiser. Masterworks does not typically appraise artwork that has been transferred to or acquired by a Masterworks issuer entity within six months prior to an applicable appraisal effective date and if an artwork has been transferred to or acquired by a Masterworks issuer entity within one year prior to the appraisal effective date and no public auction sales of comparable artwork have occurred subsequent to the consummation of the offering, Masterworks will conduct an appraisal and may conclude that the value of the artwork equals the aggregate price paid by investors for the issuer’s shares in the offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. Valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons and the internally compiled appraisals by the Administrator are subject to the same conditions and limitations of subjective value outlined in the Company’s Offering Circular for its initial offering pursuant to Regulation A.

FOR THE FORGOING REASONS YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE ESTIMATED NAV PER SHARE.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 17, 2026